FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: June 29, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of the announcement of the resolutions adopted at the 58th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English translation of the announcement of the resolutions adopted at the 58th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 58th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 27, 2012, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2.	Matters Reported

1)	Date when General Meeting of Shareholders was held: June 27, 2012

2)	Matters for resolution:

Resolution No.1      Disposition of Surplus

1.	Matters relating to year-end dividend

(1)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof

60 yen per share of Common Stock of the Company

The aggregate amount thereof shall be 11,006,635,200 yen.

(2)	Effective Date of distribution of surplus as dividend

June 28, 2012

2.	Matters relating to general reserve

(1)	Category of surplus to increase and amount thereof

General reserve	28,000,000,000 yen

(2)	Category of surplus to decrease and amount thereof

Unappropriated retained earnings	28,000,000,000 yen

Resolution No.2      Partial Amendments to the Articles of Incorporation

It was resolved that a corporate object “construction and sale of power plants, and power generation business and management and operation thereof” be added; and that the maximum number of Corporate Auditors be increased from 5 to 6.

Resolution No.3      Election of two (2) Directors

It was resolved that Ken Ishii and John S. Rigby be elected as Directors.

Resolution No.4      Election of three (3) Corporate Auditors

It was resolved that Osamu Nishieda, Yoshinori Yasuda and Nichimu Inada be elected as Corporate Auditors

3)	Number of votes showing intension to vote FOR, AGAINST or ABSTAIN with respect to matters for resolution, requirements for adoption of resolutions, and results of resolutions:

Matters for resolution	FOR	AGAINST	ABSTAIN	INVALID	Ratio of vote FOR	Result of resolution
Resolution No. 1	1,226,923	113,336	1,096	1	90.88	Adopted
Resolution No. 2	1,337,374	3,014	966	2	99.06	Adopted
Resolution No. 3
Ken Ishii	1,274,876	64,848	1,625	5	94.43	Adopted
John S. Rigby	1,274,857	64,868	1,625	5	94.43	Adopted
Resolution No. 4
Osamu Nishieda	1,265,419	74,965	956	14	93.73	Adopted
Yoshinori Yasuda	1,333,416	6,970	956	14	98.77	Adopted
Nichimu Inada	1,338,696	1,690	956	14	99.16	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

•	The requirement for adoption of resolution relating to Resolution No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the meeting.

•

The requirement for adoption of resolutions relating to Resolution No. 2 is two-thirds or more of votes of shareholders entitled to exercise voting rights who are present at the meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

•

The requirement for adoption of resolutions relating to Resolution No. 3 and Resolution No. 4 is a majority of votes of shareholders entitled to exercise voting rights who are present at the meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.	“Ratio of vote FOR” is a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the meeting (i.e., the total of the number of voting rights exercised by shareholders by the day immediately preceding the meeting and the number of voting rights exercised at the meeting by attending shareholders), and the numerator is the number of voting rights from among those included in the denominator that are confirmed to have been cast “FOR” each of the Resolutions.

4)	Reason for not including some votes of shareholders who were present at the meeting:

The reason is that the number of voting rights exercised at the meeting and confirmed to have been cast “FOR” each of the Resolutions, out of the aggregate number of voting rights exercised at the meeting, was sufficient to satisfy the requirements for adoption of all Resolutions.